PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1-501/23.8.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

dw 9/17

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

1H 2007 results

1H 2007 financial results of Public Power Corporation S.A. will be released on Tuesday, August 28, 2007, before the opening of the Athens Stock Exchange trading session.

Athens, August 23, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

RECEIVED
2007 SEP 17 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

No/Date : F/D1-505/28.8.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 6M 2007 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- Press Release of 6M 2007 results (IFRS)

PRESS RELEASE

PPC's CONSOLIDATED 1H 2007 FINANCIAL RESULTS

ATHENS AUGUST 28, 2007

- Total Revenues amounted to €2.47 bil versus €2.33 bil in 1H 2006, an increase of 6 %
- Very low snow and rain fall levels during the past winter, caused a sharp decrease in hydro generation by approximately 64% in 1H 2007, compared to 1H 2006, resulting in a € 157m expenditure for substitute fuels.
- Other operating expenses, including lignite's operating expenses, amounted to €268.5m, from €315.6m in 1H 2006, a decrease of approximately 15%.
- EBITDA was €456.4m, compared to €475.8m in 1H 2006, a decrease of 4.1%
- Net income for 1H 2007 amounted to €99.4m, compared to €95.3m in 1H 2006, an increase of 4.3 %
- Capital expenditure amounted to €381.9m compared to €325.8m in 1H 2006,an increase of 17.2%

More specifically,

REVENUES

Revenues from energy sales increased by 6.4 %, from €2,160.1m in 1H 2006 to € 2,299.1m in 1H 2007, as a result of an increase in the volume of sales by 1.2%, an average tariff increase of 4.8% in August 2006 and an increase in industrial and night tariffs by 4% and 5% respectively, in April 2007.

OPERATING EXPENSES

Operating expenses (excluding depreciation) increased by 8.5%, from €1,855.5m in 1H 2006 to €2,014m in 1H 2007, an increase mainly attributed to the increase in expenditure for natural gas and energy purchases. More specifically, as a result of the sharp reduction by approximately 64% of hydro generation, PPC was obliged to substitute hydro with natural gas and energy purchases:

- Despite the reduction in natural gas prices, the increase in natural gas generation (69%) resulted in an increase in the relevant expenditure by 53.7% (€105m), from € 195.6m in 1H 2006 to €300.6m in 1H 2007.

- The expenditure for energy purchases increased by 50.3% an increase of €97.1m from €193.1m in 1H 2006 to €290.2m in 1H 2007, due to the sale of larger quantities of electric energy from third parties and to the increase of electric energy prices, while direct imports by PPC decreased by 500 GWH (-35.5%).

Despite a slight increase in liquid fuel generation (0.8%), expenditure for liquid fuel, dropped by 6.6%, or by €22.2m, from €337m in 1H 2006 to €314.8m in 1H 2007, due to the decrease in liquid fuel prices, by approximately 6.5%

Lignite costs increased by 2.6%, an increase of € 8.3m from € 318.1m in 1H 2006 to € 326.4m in 1H 2007.

Total payroll expenses, increased by 3.7% from €672.5m in 1H 2006, to €697.1m in 1H 2007. This increase, attributed to the impact of the collective agreement and to seniority salary adjustments, was partially offset by the headcount reduction of 789 full time employees and by the revised methodology for calculating the impact in 1H 2007 of the holiday allowance. If the same methodology had been applied in 1H 2006, then the relevant increase would have been 5.4%

Provisions decreased by €42.5m, mainly influenced by the reversal of a provision amounting to €25.2m, reflecting a settlement of a receivable from LARCO, a nickel producing company.

Other operating expenses, excluding lignite's, decreased by 3.5%, from €138.9m in 1H 2006 to €134m in 1H 2007.

Based on the estimation of the actual CO_2 emissions during 1H 2007, as well as the projected generation for the July-December 2007 period, the Company estimates that there will be no deficit of CO_2 emission rights for the year 2007. Despite this fact, 1H 2007 results have been affected by an expenditure amounting to approximately €5m as a result of the valuation at 30.6.2007 values, of the outstanding emission rights purchased. In 1H 2006, no corresponding expenditure for CO_2 emission rights was recorded.

Mainly, as a consequence of the reduction by approximately 2/3 of hydro generation and the forced shift to natural gas and energy purchases, EBITDA decreased by 4.1% compared to 1H 2006, from €475.8m in 1H 2006 to €456.4m in 1H 2007. The average electricity tariff adjustment of 4.8% in August 2006, as well as the increase in industrial and night tariffs by 4% and 5% respectively in April 2007, did not cover the negative impact from the significant rise in the expenditure for natural gas and energy purchases.

EBITDA margin reached 18.5%, compared to 20.4% in 1H 2006.

FINANCIAL EXPENSES

Due to the significant increase of lending rates between 1H 2006 and 1H 2007, the increase in debt to €3.870m at the end of 1H 2007, from €3.789m at the end of 1H 2006 and a decrease in financial income that is attributed to the change in the fair values of outstanding derivatives as of 30.6.2007, net financial expenses increased to €71.4m in 1H 2007, from €57.9m in 1H 2006.

PARTICIPATION IN ASSOCIATED COMPANIES

The share of profits in associated companies of €11.5m, corresponds to the fact that LARCO, in which PPC holds a 28.6% stake, is improving its profitability.

The share of loss in associated companies of €0.2m, corresponds to SENCAP SA. - PPC's joint venture with Contour Global - while the amount of €2.5m loss in 1H 2006, corresponds to PPC's investment in Tellas S.A., the telecommunications company.

FULL TIME PAYROLLS

Full time payrolls, excluding personnel assigned to the Hellenic Transmission System Operator (HTSO), was reduced to 25,860 employees as compared to 26,649 at the end of 1H 2006.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (€ mil)

	1H 2007 Audited	1H 2006 Audited	Δ%	1H 2007 Audited	1H 2006 Audited	Δ%
	GROUP			PARENT COMPANY		
Total Revenues	2,470.4	2,331.3	6.0%	2,470.3	2,331.3	6.0%
EBITDA	456.4	475.8	-4.1%	452.4	473.1	-4.4%
EBITDA Margin	18.5%	20.4%		18.3%	20.3%	
Profit before Taxes & Fin.Expenses (EBIT)	169	184.3	-8.3%	167.3	184.2	-9.2%
EBIT Margin	6.8%	7.9%		6.8%	7.9%	
Net Income	99.4	95.3	4.3%	93.7	97.9	-4.3%
EPS (In euro)	0.43	0.41	4.9%	0.39	0.42	-7.1%
No of Shares (m.)	232	232		232	232	
Net Debt	3,764.2	3,713.9	1.4%	3,775.1	3,722.7	1.4%

Summary Profit & Loss (€ mil)

	1H 2007 Audited	1H 2006 Audited	Δ%	1H 2007 Audited	1H 2006 Audited	Δ%
	GROUP			PARENT COMPANY		
Total Revenues	2,470.4 (1)	2,331.3	6.0%	2,470.3 (1)	2,331.3	6.0%
- Revenues from energy sales	2,299.1 (1)	2,160.1	6.4%	2,299.1 (1)	2,160.1	6.4%
- Revenues from HTSO	139	140.3	-0.9%	139	140.3	-0.9%
- Other revenues	32.3	30.9	4.5%	32.2	30.9	4.2%
Total Operating Expenses (excl. depreciation)	2,014	1,855.5 (2)	8.5%	2,017.9	1,858.2 (2), (3)	8.6%
- Payroll expenses, excluding lignite	529.5	512.9 (2)	3.2%	527.9	511.1 (2), (3)	3.3%
- Lignite	326.4	318.1	2.6%	326.4	318.1	2.6%
- Total Fuel Expenses	615.4	532.6	15.5%	615.4	532.6	15.5%
- Energy Purchases	290.2	193.1	50.3%	297	197.9 (3)	50.1%
- Transmission System Usage	142.8	141.7	0.8%	142.8	141.7	0.8%
- Provisions	-24.3	18.2		-24.3	18.2	

- Other operating Expenses, excluding lignite	134	138.9	-3.5%		132.7	138.6 (3)	-4.3%
EBITDA	456.4	475.8 (2)	-4.1%		452.4	473.1(2)	-4.4%
EBITDA Margin	18.5%	20.4%			18.3%	20.3%	
Depreciation and amortization	287.4	291.5	-1.4%		285.1	288.9 (3)	-1.3%
Profit before Taxes & Fin.Expenses (EBIT)	169	184.3 (2)	-8.3%		167.3	184.2 (2), (3)	-9.2%
EBIT Margin	6.8%	7.9%			6.8%	7.9%	
Financial Expenses	68.7	52.6	30.6%		68.8	52.6	30.8%
- Net Financial Expenses	71.4	57.9	23.3%		71.5	57.9	23.5%
- Foreign Currency Gains / (Losses)	2.7	5.3	-49.1%		2.7	5.3	-49.1%
Share of loss in associated companies	0.2	2.5	-92%		0	0	
Share of profits in associated companies	11.5	11.2	2.7%		0	11.2	
Pre-tax Profits from continuing operations	111.6	140.4 (2)	-20.5%		98.5	142.8 (2), (3)	-31%
Profit after tax from continuing operations	99.4	95.3 (2)	4.3%		89.5	97.8(2), (3)	-8.5%
Profit after tax for the period from disposal group	0	0			4.2	0.1	
Net Income	99.4	95.3 (2)	4.3%		93.7	97.9(2), (3)	-4.3%
EPS (in Euro)	0.43	0.41	4.9%		0.39	0.42	-7.1%

Summary Balance Sheet & Capex (Euro m)

	1H 2007 Audited	1H 2006 Audited	Δ%		1H 2007 Audited	1H 2006 Audited	Δ%
	GROUP				PARENT COMPANY		
Total Assets	13,131.9	12,733	3.1%		13,209.8	12,788.1	3.3%
Net Debt	3,764.2	3,713.9	1.4%		3,775.1	3,722.7	1.4%

Total Equity	5,151.5	5,142.1 (2)	0.2%		5,225.7	5,197.2 (2), (3)	0.5%
Capital expenditure	381.9	325.8	17.2%		381.9	325.8	17.2%

(1) In 2006, the Minister of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers.

A 5% reimbursement of the total electricity bill for the period August 1, 2006 to July 31, 2007 was provided to customers with an annual consumption of up to 6.000 kWh who would reduce consumption, compared to the corresponding previous annual period, by 4% or more, and to customers with an annual consumption of 6.001 kWh - 12.000 kWh who would reduce consumption by 6% or more. Consequently, based on the initial series of relevant data, a provisional estimate of € 3.3m, has impacted revenues for 1H 2007.

A similar measure is in effect for the period August 1, 2007 to July 31, 2008, offering a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12.000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period.

(2) Adjusted upwards by €1.1m due to the identification and recognition by the Parent Company in 2006 of certain payroll obligations for which no liability had been recognised in previous periods.

(3) In December 2006, the Parent Company decided to transfer through the procedure of disposal of a group classified as "held for sale", to its wholly owned subsidiary PPC Renewables S.A., fixed assets that are used by the Renewable Sources Sector, by an equal increase of its participation to the subsidiary. The amount of € 4,2m in the financial statements of the Parent Company for 1H 2007 represents the net income of the disposal group.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

"In the second quarter of 2007, despite the severe hydro conditions and high System Marginal Prices, we were able to come in with a better performance than the corresponding period one year before.
However, it appears that these negative factors will remain with us for the rest of the year, and coupled with the very high temperatures and catastrophic fires that we experienced this summer, are challenging our ability to keep this pace."

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for 1H 2007, shall be published in the Press, on August 31, 2007.

The financial data and relevant information on the Financial Statements for 1H 2007, as well as analytical Financial Statements for 1H 2007, on a standalone and on a consolidated basis shall be published in the Company's web site (www.dei.gr) on August, 30 2007 after the closing of the Athens Stock Exchange.

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

RECEIVED
2007 SEP 17 A 11:09

BY COURIER

No/Date : F/D1-507/29.8.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of PPC S.A.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement of PPC S.A.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the Extraordinary General Meeting of the Shareholders, was held, with quorum 61,6%, on Wednesday 29 August 2007. The Extraordinary General Meeting of Shareholders discussed and approved the following:

ITEM ONE: Approval of the accounting statement of the RES Branch and of the Draft Agreement concerning the separation (spin-off) of the RES Branch.

ITEM TWO: Approval of the recommendation of the Board of Directors regarding the authorization of an Executive of the Company to sign the notarial deed concerning the spin-off of the RES Branch.

ITEM THREE: Amendment of articles 1 and 32 of the articles of Incorporation and codification of the articles of incorporation.

ITEM FOUR: Approval of the Directors and Officers liability insurance.

Athens, 29-8-2007

END